                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                              (AMENDMENT NO. ___)*

                        VIMICRO INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 ORDINARY SHARES, PAR VALUE US$0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92718N109**
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 14, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] RULE 13D-1(b)
        [ ] RULE 13D-1(c)
        [X] RULE 13D-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** The CUSIP number relates only to the American Depository Shares of Vimicro International Corporation. The ordinary shares owned by the reporting person filing this Schedule 13G are owned by such person, and not through the ownership of the American Depository Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages
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CUSIP NO. 92718N109
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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          POWER PACIFIC (MAURITIUS) LIMITED
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
          NOT APPLICABLE                                              (b) [ ]
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    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          REPUBLIC OF MAURITIUS
--------------------------------------------------------------------------------
  NUMBER OF      5    SOLE VOTING POWER
   SHARES
BENEFICIALLY          11,250,000(1)
  OWNED BY      ----------------------------------------------------------------
   EACH          6    SHARED VOTING POWER
  REPORTING
   PERSON             0
    WITH:       ----------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER

                      11,250,000(1)
                ----------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,250,000(1)
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.1%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


                               Page 2 of 9 Pages
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ITEM 1(a). NAME OF ISSUER:

      Vimicro International Corporation

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      15/F Shining Tower 3650,
      No.35 Xueyuan Road, Haidian District,
      Beijing 100083, People's Republic of China

ITEM 2

      (a)   Name of Person Filing: Power Pacific (Mauritius) Limited

      (b) Address of Principal Business Office: Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius

      (c)   Citizenship: Republic of Mauritius

      (d)   Title of Class of Securities: Ordinary Share

      (e)   CUSIP Number: 92718N109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13(d)-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78c);

      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

      (d)   [ ]   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (25 U.S.C. 80a-8);

      (e)   [ ]   An investment advisor in accordance with Section
                  240.13d-1(b)(1)(ii)(E);

      (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

      (g)   [ ]   A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

      (h)   [ ]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-13);

      (j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


                               Page 3 of 9 Pages
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ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned by Power Pacific (Mauritius) Limited:
            11,250,000(1)

      (b)   Percent of class: 8.1%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 11,250,000(1)

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  11,250,000(1)

            (iv)  Shared power to dispose or to direct the disposition of: 0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      See Note (1) and attached Exhibit A for information regarding persons who may be deemed to control the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATION.

      Not applicable.


                               Page 4 of 9 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated February 10, 2006
                                          Power Pacific (Mauritius) Limited

                                          By:  /s/ Victor Yang
                                               ---------------------------------

                                          Victor Yang/Authorized Representative
                                          -------------------------------------
                                                    Name/Title


                               Page 5 of 9 Pages
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                                     Notes

(1) This Statement on Schedule 13G (the "Statement") is being filed by Power Pacific (Mauritius) Limited ("PPML"). The principal business address of PPML is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius.

     As a result of direct and indirect securities holdings, Mr. Paul G. Desmarais may be deemed to control PPML. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Exhibit A attached hereto identifies additional persons through whom Mr. Paul G. Desmarais may be deemed to control PPML. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.


                               Page 6 of 9 Pages
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                                INDEX TO EXHIBITS


Exhibit No.      Exhibit
-----------      -------
A                Persons Who May Be Deemed in Control of Power Pacific
                 (Mauritius) Limited

B                Board Resolution of Power Pacific (Mauritius) Limited, Dated
                 February 3, 2006


                               Page 7 of 9 Pages